
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☑ **Form C-AR: Annual Report**


Name of Issuer:	PIE 102 LLC
Legal Status:	Limited Liability Company (LLC)
Jurisdiction:	texas
Physical Address:	377 rector pl,ny,ny10280
Website:	pieassets.com
Current Employees:	2

FINANCIAL SUMMARY — FISCAL YEAR ENDED DECEMBER 31, 2025

	FY 2025	Prior Year
Total Assets	$62,439.06	[N/A]
Cash & Cash Equivalents	$1,654.52	[N/A]
Accounts Receivable	$0.00	[N/A]
Short-term Debt	$0.00	[N/A]
Long-term Debt	$0.00	[N/A]
Revenues / Sales	$3,000.00	[N/A]
Cost of Goods Sold	$0.00	[N/A]
Taxes Paid	$0.00	[N/A]
Net Income (Loss)	**($5,606.00)**	[N/A]

May 27, 2026

FORM C-AR

PIE 102 LLC

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

This Form C-AR is being furnished by PIE 102 LLC, a limited liability company (the "Company") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC"), pursuant to Regulation Crowdfunding ("Regulation CF") under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2025.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by: 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; 2) filing at least one annual report and having fewer than 300 holders of record; 3) filing annual reports for three years and having total assets of $10,000,000 or less; 4) repurchase of all securities sold; or 5) liquidation or dissolution of the Company.

Business Overview

PIE 102 LLC is a limited liability company engaged in real estate investment and rental operations. The Company owns land and a building and generates revenue through rental income.

[INSERT: Brief description of the property, location, and nature of tenants or rental arrangement.]

There have been [INSERT: no material / the following material] changes to the Company's business since the completion of the Regulation CF offering.

Officers and Directors

Name	Title	Since
[INSERT NAME]	Principal Executive Officer (PEO) / Managing Member	[INSERT YEAR]

Beneficial Owners of 20% or More

The following persons own 20% or more of the outstanding voting equity securities of PIE 102 LLC:

Name	Percentage Owned
Yoni / Uncle Andy	79.71%

Note: GUY (7.25%), Coleman (7.25%), and Chris (5.80%) hold less than 20% and are not listed as 20%+ beneficial owners.

Financial Information

The financial statements below are attached as Exhibit A and are certified by the Principal Executive Officer of the Company to be true and complete in all material respects.

Liquidity and Capital Resources

The Company raised $69,000 through its Regulation CF offering. As of December 31, 2025, the Company holds cash of $1,654.52 and owns real estate assets consisting of land ($6,000.00) and a building ($55,542.54), net of accumulated depreciation of $758.00, for total fixed assets of $60,784.54.

The Company generated rental income of $3,000.00 during fiscal year 2025. Total expenses were $8,606.00 — including management fees of $6,133.00, property management fees of $800.00, repairs and maintenance of $800.00, bank and credit card expenses of $115.00, and depreciation of $758.00 — resulting in a net loss of $5,606.00.

The Company made distributions to investors totaling $954.94 during the period. There are no outstanding liabilities as of December 31, 2025.

Capital Expenditures and Other Obligations

[INSERT: Describe any planned capital expenditures or material obligations, or state: The Company does not anticipate any material capital expenditures in the near term.]

Trends and Uncertainties

[INSERT: Describe any known trends or uncertainties that could materially affect the Company's financial condition. Example: The Company's performance is dependent upon maintaining rental occupancy and managing operating expenses.]

Restrictions on Transfer

Securities sold pursuant to Regulation CF may not be transferred by any investor during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company; (2) to an accredited investor; (3) as part of an IPO registered with the SEC; or (4) to a family member of the investor or a trust controlled by or created for the benefit of the investor's family.

Exhibit A — Financial Statements

The following financial statements are for the fiscal year ended December 31, 2025, and are certified by the Principal Executive Officer to be true and complete in all material respects.

BALANCE SHEET — AS OF DECEMBER 31, 2025

ASSETS	Amount
Checking Account (Cash)	$1,654.52
Total Current Assets	**$1,654.52**
Land	$6,000.00

Building	$55,542.54
Accumulated Depreciation	($758.00)
Total Fixed Assets	**$60,784.54**
TOTAL ASSETS	**$62,439.06**

LIABILITIES & EQUITY	Amount
Total Liabilities	**$0.00**
Investor Capital Contributions	$69,000.00
Distributions to Investors	($954.94)
Net Income (Loss) FY2025	($5,606.00)
Total Equity	**$62,439.06**
TOTAL LIABILITIES & EQUITY	**$62,439.06**

INCOME STATEMENT (PROFIT & LOSS) — JANUARY 1 THROUGH DECEMBER 31, 2025

Item	Amount
Rental Income	$3,000.00
Total Income	**$3,000.00**
General Partner Management Fee	($6,133.00)
Property Management Fees	($800.00)
Repairs & Maintenance	($800.00)
Bank & Credit Card Expenses	($115.00)
Depreciation & Amortization	($758.00)
Total Expenses	**($8,606.00)**
NET INCOME (LOSS)	**($5,606.00)**

Certification

The undersigned, being the Principal Executive Officer of PIE 102 LLC, hereby certifies that the information contained in this Form C-AR, including the attached financial statements, is true and complete in all material respects.

Printed Name: Eugene Slobodski

Title: Principal Executive Officer

Date:5/27/26

On behalf of: PIE 102 LLC